TAHOE INCREASES GOLD RESERVES BY 400,000 OUNCES AND GOLD RESOURCES BY 3.4 MILLION OUNCES

VANCOUVER, British Columbia – February 15, 2018 – Tahoe Resources Inc. ("Tahoe" or the "Company") (TSX: THO, NYSE: TAHO) reports its updated mineral reserves and resources as of January 1, 2018.

Ron Clayton, President and CEO of Tahoe: “In 2017, we added 888,000 ounces of new gold mineral reserves, more than replacing the 489 thousand ounces depleted during our record gold production year. With the addition of the La Arena II resources, we have also increased gold resources by 3.4 million ounces. During 2018 and 2019 we will continue to focus on thoughtfully advancing our exploration and development properties with the aim of continuing to grow our gold resources and converting our resources into reserves.”

MINERAL RESERVES – HIGHLIGHTS:

  Tahoe’s proven and probable mineral reserves totaled approximately 3.7 million ounces of gold, 288 million ounces of silver, 196 thousand tonnes of lead and 320 thousand tonnes of zinc as of January 1, 2018
  Tahoe’s gold reserves represent an increase of approximately 400 thousand ounces (+12%) over the prior year, net of 2017 production
  Increases in gold reserves at the Company’s operating properties during 2017 were attributable to increases in mineral reserves at the Shahuindo mine due to exploration success, the initial mineral reserve estimate for the 144 Gap deposit at the Timmins West Mine (released in September 2017), and the conversion of mineral resources to mineral reserves at the Bell Creek Mine
  The following table illustrates the changes in Tahoe’s estimated gold reserves at its operating properties year- over-year:
Gold Ounces (k)
Gold Mineral Reserves as of January 1, 2017(1)	3,322
Less: mineral reserves mined during 2017	(489)
Plus: mineral reserves added in 2017	888
Gold Mineral Reserves as of January 1, 2018	3,721
Net Increase	399
Percentage increase	12%

(1)	Excludes 2017 La Arena sulfide reserves which are no longer carried by the Company

MINERAL RESOURCES – HIGHLIGHTS:

  Tahoe’s measured and indicated mineral resources totaled approximately 14 million ounces of gold, 403 million ounces of silver, 5.8 billion pounds of copper, 256 thousand tonnes of lead and 427 thousand tonnes of zinc as of January 1, 2018
  Gold resources increased by approximately 3.4 million ounces (+33%) compared to the prior year
  Copper measured and indicated resources increased to 5.8 billion pounds, an increase of 3.8 billion pounds (+187%) compared to the prior year
  The significant increase in gold and copper resources year-over-year was attributable in large part to La Arena II. An updated NI 43-101 technical report for the La Arena property, which includes the Preliminary Economic Assessment (“PEA”) of the La Arena II project, which the Company expects to release on February 20, 2018
  The following table illustrates the changes in Tahoe’s estimated gold resources year-over-year:
Gold Ounces (k)
Measured & Indicated Mineral Resources as of January 1, 2017	10,562
Measured & Indicated Mineral Resources as of January 1, 2018	14,005
Increase	3,443
Percent Increase	33%

Please refer to the tables below for total mineral reserve and mineral resource estimates as of January 1, 2018.

MINERAL RESERVES AS OF JANUARY 1, 2018
Operation	Reserve Classification	Gold (koz)	Silver (koz)	Copper (mlbs)	Lead (ktonnes)	Zinc (ktonnes)
Escobal Mine	Proven	34	39,532	-	26	44
	Probable	244	224,961	-	170	276
	P + P	278	264,493	-	196	320
La Arena Mine	Proven	3	-	-	-	-
	Probable	565	-	-	-	-
	P + P	568	-	-	-	-
Shahuindo Mine	Proven	1,203	14,756	-	-	-
	Probable	704	8,384	-	-	-
	P + P	1,907	23,140	-	-	-
Timmins West Mine	Proven	47	-	-	-	-
	Probable	606	-	-	-	-
	P + P	654	-	-	-	-
Bell Creek Mine	Proven	68	-	-	-	-
	Probable	246	-	-	-	-
	P + P	315	-	-	-	-
Total	Proven	1,356	54,288	-	26	44
	Probable	2,366	233,345	-	170	276
	P + P	3,721	287,633	-	196	320

OPERATING PROPERTIES – MINERAL RESOURCES AS OF JANUARY 1, 2018
Operation	Resource Classification	Gold (koz)	Silver (koz)	Copper (mlbs)	Lead (ktonnes)	Zinc (ktonnes)
Escobal Mine	Measured	51	58,104	-	33	58
	Indicated	337	316,520	-	224	369
	M + I	388	374,624		256	427
	Inferred	54	10,746	-	4	8
La Arena Mine	Measured	3	-	-	-	-
	Indicated	640	-	-	-	-
	M + I	643	-	-	-	-
	Inferred	4	-	-	-	-
Shahuindo Mine	Measured	1,358	16,807	-	-	-
	Indicated	921	11,122	-	-	-
	M + I	2,278	27,929
	Inferred	2,500	46,980	-	-	-
Timmins West Mine	Measured	39	-	-	-	-
	Indicated	885	-	-	-	-
	M + I	923	-	-	-	-
	Inferred	133	-	-	-	-
Bell Creek Mine	Measured	167	-	-	-	-
	Indicated	569	-	-	-	-
	M + I	736	-	-	-	-
	Inferred	415	-	-	-	-
	Measured	1,618	74,911	-	33	58
Total – Operating Properties	Indicated	3,351	327,642	-	224	369
	M + I	4,969	402,552		256	427
	Inferred	3,106	57,726	-	4	8

EXPLORATION & DEVELOPMENT PROPERTIES – MINERAL RESOURCES AS OF JANUARY 1, 2018
Operation	Resource Classification	Gold (koz)	Silver (koz)	Copper (mlbs)	Lead (ktonnes)	Zinc (ktonnes)
La Arena II	Measured	1,265	-	1,279	-	-
	Indicated	4,372	-	4,511	-	-
	M + I	5,637	-	5,790	-	-
	Inferred	683	-	349	-	-
Fenn-Gib	Measured	-	-	-	-	-
	Indicated	1,300	-	-	-	-
	M + I	1,300	-	-	-	-
	Inferred	750	-	-	-	-
Gold River	Measured	-	-	-	-	-
	Indicated	117	-	-	-	-
	M + I	117	-	-	-	-
	Inferred	1,028	-	-	-	-
Juby	Measured	-	-	-	-	-
	Indicated	1,090	-	-	-	-
	M + I	1,090	-	-	-	-
	Inferred	2,909	-	-	-	-
Whitney	Measured	218	-	-	-	-
	Indicated	491	-	-	-	-
	M + I	709	-	-	-	-
	Inferred	171	-	-	-	-
Marlhill	Measured	-	-	-	-	-
	Indicated	57	-	-	-	-
	M + I	57	-	-	-	-
	Inferred	-	-	-	-	-
Vogel/Schumacher	Measured	-	-	-	-	-
	Indicated	125	-	-	-	-
	M + I	125	-	-	-	-
	Inferred	169	-	-	-	-
	Measured	1,483	-	1,279	-	-
Total – Exploration & Development Properties	Indicated	7,553	-	4,511	-	-

	M + I	9,036	-	5,790	-	-
	Inferred	5,709	-	349	-	-

Notes applicable to the three preceding tables:

(1)	Totals may not sum due to rounding.
(2)	The mineral resource and mineral reserve estimates are current as of January 1, 2018. Refer to Technical Disclosure for effective dates of mineral resource and mineral reserve estimates.
(3)	Refer to appendix for individual cut off grades at individual properties.

For more details regarding mineral resource and mineral reserve estimates for each operating mine and for each exploration/development project, please refer to the detailed summary in the appendix of this press release.

Technical Disclosure

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

Mineral resource estimates reported herein have been classified as measured, indicated or inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. Mineral reserve estimates reported herein are based on known inputs that include metallurgical performance, taxation/royalty obligations, geologic and geotechnical characterization, operational costs, and other economic parameters. The company is not currently aware of any known factors that are reasonably likely to have a negative material impact on the Company’s mineral resources or mineral reserves. The mineral resource and mineral reserve estimates were prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. Mineral resources are inclusive of mineral reserves.

The basis of the mineral resource and mineral reserve estimates for the Escobal mine is from Escobal Mine Guatemala NI 43-101 Feasibility Study, dated November 5, 2014 with effective dates of January 23, 2014 for the mineral resource estimate and July 1, 2014 for the mineral reserve estimate. Mineral resources and mineral reserves reported at January 1, 2018 were calculated by subtracting mine depletion volumes from the mineral resource and mineral reserve estimates stated in the aforementioned technical report.

The basis of the mineral resource and mineral reserve estimates for the La Arena mine and the mineral resource estimate for the La Arena II project is from Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018.

The basis of the mineral resource and mineral reserve estimate for the Shahuindo mine is from the NI 43-101 Technical Report on the Shahuindo Mine, Cajabamba, Peru, dated January 25, 2016, with effective dates of April 15, 2015 for the mineral resource estimate and November 1, 2015 for the mineral reserve estimate. Mineral resources and mineral reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated mineral resource estimate completed July 1, 2017.

The basis of the Timmins West Mine mineral resources and mineral reserves is from NI 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada, dated September 20, 2017 with an effective date of May 15, 2017. Mineral resources and mineral reserves for the Timmins West Mine reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.

The basis of the mineral resource and mineral reserve estimates for the Bell Creek mine is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada, dated March 27, 2015 with an effective date of December 31, 2014. Mineral resources and mineral reserves reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.

The mineral resource estimate for the Whitney project is from Technical Report and Resource Estimate on the Upper Hallnor, C-Zone, and Broulan Reef Deposits, Whitney Gold Property, Timmins Area, Ontario, Canada, dated February 26, 2014 with an effective date of January 14, 2014.

The mineral resource estimate for the Gold River project is from Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada, dated April 5, 2012 with an effective date of January 17, 2012.

The mineral resource estimate for the Juby project is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario, dated February 24, 2014 with an effective date of February 24, 2014.

The mineral resource estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada, dated December 23, 2011 with an effective date of November 17, 2011.

The Marlhill mineral resource estimate is from Technical Report on the Marhill Project, Hoyle Township, Timmins, Ontario, Canada, dated March 1, 2011 with an effective date of March 1, 2011.

The Vogel/Schumacher mineral resource estimate is from Technical Report on the Initial Mineral Resource Estimate for the Vogel/Schumacher Deposit, Bell Creek Complex, Hoyle Township, Timmins, Ontario, Canada, dated June 14, 2011. The effective date of the mineral resource estimate is May 2, 2011.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812

APPENDIX – SUMMARY OF OPERATING PROPERTIES

Escobal Mine

The Escobal Mine is an underground silver-gold-lead-zinc mine with mineral recovery by differential flotation producing precious metal-rich lead concentrates and zinc concentrates. The mine is located in southeast Guatemala, approximately 40 kilometres east-southeast of Guatemala City and 2 kilometres east of the town of San Rafael las Flores in the Department of Santa Rosa. Mining at Escobal is done by transverse longhole stoping methods with lesser longitudinal longhole stoping. The nominal production rate at the Escobal Mine is 4,500 tonnes/day.

The mineral resource estimate for the Escobal Mine, as of January 1, 2018, is summarized below:

ESCOBAL MINERAL RESOURCES
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Measured	4.8	374	0.33	0.68	1.20	58	51	33	58
Indicated	36.3	271	0.29	0.62	1.02	317	337	224	369
Measured + Indicated	41.1	283	0.29	0.62	1.04	375	388	256	427
Inferred	1.9	180	0.90	0.22	0.42	11	54	4	8

(1)	Totals may not sum due to rounding.

Mineral resources are reported using a 100 g/t silver-equivalent cut-off grade. Silver-equivalent calculated using metal prices of $20.00/oz silver, $1,300/oz gold, $1.00/lb lead and $1.10/lb zinc. The Escobal mineral resource estimate at January 1, 2018 was calculated by subtracting mine depletion volumes (tonnes and contained metal) from the mineral resource estimate stated in the Escobal Feasibility Study.

The mineral reserve estimate for the Escobal Mine, as of January 1, 2018, is summarized below:

ESCOBAL MINERAL RESERVES
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven	2.5	486	0.42	1.02	1.75	40	34	26	44
Probable	22.1	316	0.34	0.77	1.25	225	244	170	276
Proven + Probable	24.7	334	0.35	0.79	1.30	264	278	196	320

(1)	Totals may not sum due to rounding.

Mineral reserves as of January 1, 2018 were calculated by applying an updated mine plan to the mineral resource estimate stated in the Escobal Feasibility Study taking into account mining depletion through the end of 2017.

Cut-off grades to define the January 1, 2018 mineral reserves were calculated from the NSR value of the resource model blocks contained within the life-of-mine plan minus the production cost to account for variability in mining method and metallurgical response. Metal prices used to determine the NSR value are $20.00/oz silver, $1,300/oz gold, $1.00/lb lead and $1.10/lb zinc. Actual mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine were used to derive operating costs used in the reserve calculation.

Proven and probable mineral reserves include approximately 33% dilution that takes into account internal and external mining dilution and dilution from paste backfill where applicable. Subeconomic material internal to the stope designs and external mining dilution account for approximately 30% of the dilution total and paste backfill dilution accounts for about 3% of the dilution total. Mineral resources within the mine plan classified as Inferred have been given metal grades of zero for the calculation of mineral reserves.

La Arena Mine

The La Arena Mine is an open pit, run-of-mine heap leach oxide gold mine located in northern Peru, 480 kilometres north-northwest of Lima, Peru, in the Huamachuco District, Department of La Libertad. The current mining rate is approximately 45,000 tonnes of ore per day.

The mineral resource estimate for the La Arena Mine, as of January 1, 2018, is summarized below:

LA ARENA MINE MINERAL RESOURCES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Measured	0.3	0.38	3.3
	Indicated	49.6	0.40	640.2
	Measured + Indicated	49.9	0.40	643.5
	Inferred	0.4	0.32	4.3

(1)	Totals may not sum due to rounding.

The oxide resource is reported at a cut-off grade of 0.10 g/t Au within an optimized undiscounted cash flow pit shell using a metal price of $1,400/oz Au and actual costs experienced at the La Arena Mine. The La Arena Mine mineral resource estimate at January 1, 2018 was calculated by applying the mine topographic surface at January 1, 2018 to an updated mineral resource estimate completed in mid-year 2017.

The mineral reserve estimate for the La Arena Mine, as of January 1, 2018, is summarized below:

LA ARENA MINE MINERAL RESERVES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Proven	0.3	0.38	3
	Probable	43.7	0.40	565
	Proven + Probable	44.0	0.40	568

(1)	Totals may not sum due to rounding.

Oxide Mineral reserves for the La Arena Mine are reported at a 0.10 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200/oz gold and actual operating costs incurred. The mineral reserves were calculated from measured and indicated oxide mineral resources. As the resource block model is a diluted block model, no additional dilution or mining losses were applied. The life-of-mine strip ratio is 1.9 (waste:ore).

Shahuindo Mine

The Shahuindo Mine is an open pit heap leach oxide gold operation which is currently in production. The mine is located in northern Peru, approximately 970 kilometers by road north-northwest of Lima. The life-of-mine mining schedule at the Shahuindo Mine consists of mining higher grade starter pits providing run-of mine material to the leach pads through mid-2018; after which, the mine plan is designed to deliver ore to a crushing and agglomeration circuit with lesser amounts of run-of-mine material delivered directly to the leach pads. The average mining rate in 2017 was approximately 17,800 tonnes of ore per day, with an average of 14,900 tonnes of ore per day placed on the leach pads. Over the course of the next two years, mining is projected to ramp up to a nominal 36,000 tonnes of ore per day.

The mineral resource estimate for Shahuindo, as of January 1, 2018, is summarized below:

SHAHUINDO MINERAL RESOURCES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Measured + Indicated	156.7	0.45	5.5	2,278	27,929
	Inferred	13.4	0.41	4.5	177	1,925
Sulfide	Inferred	97.4	0.74	14.4	2,323	45,055
All Material	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Measured + Indicated	156.7	0.45	5.5	2,278	27,929
	Inferred	110.8	0.70	13.2	2,500	46,980

(1)	Totals may not sum due to rounding.

The Shahuindo mineral resources are reported using a gold cut-off grade for oxide material of 0.15 g/t. Oxide resources are reported within a $1,400/oz gold optimized pit shell. The sulfide mineral resources at Shahuindo are classified entirely as Inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit. There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the inferred sulfide mineral resource is reported at a 0.5 g/t gold-equivalent cut-off grade using a silver-to-gold ratio of 80.

The mineral reserve estimate for Shahuindo, as of January 1, 2018, is summarized below:

SHAHUINDO MINERAL RESERVES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Proven	77.9	0.48	5.9	1,203	14,756
	Probable	49.9	0.44	5.2	704	8,384
	Proven + Probable	127.8	0.46	5.6	1,907	23,140

(1)	Totals may not sum due to rounding.

Oxide mineral reserves were reported at a 0.18 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200/oz gold and actual operating costs incurred. The mineral reserves were calculated from measured and indicated oxide mineral resources only and include 5% dilution and mining losses of 2%. The life-of-mine strip ratio is 1.1 (waste:ore). There are no sulfide mineral reserves reported for Shahuindo.

In 2017, exploration drilling focused on identification of mineralized zones peripheral to the current Shahuindo pit with the potential to contribute to an expansion of the mineral resources and mineral reserves. A total of 17,500 metres were drilled during the year testing the San José, San Lorenzo, San Jose and La Chilca near-pit targets exploration success at these proximal targets replaced gold ounces produced in 2017 and added approximately 50 thousand additional gold ounces to the 2018 mineral reserve.

Timmins West Mine

The Timmins West Mine is an underground gold mine located approximately 19 kilometres west of the city of Timmins, Ontario and is comprised of the Timmins, Thunder Creek and 144 Gap deposits. Production comes from a combination of ore development and transverse and longitudinal longhole stoping. In 2017, the average mining rate at the Timmins West Mine was approximately 2,800 tonnes of ore per day. Ore from the Timmins West Mine is trucked to the Company’s Bell Creek Mill for processing.

The mineral resource estimate for the Timmins West Mine, as of January 1, 2018, is summarized below:

TIMMINS WEST MINE MINERAL RESOURCES(2)
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Measured	-	-	-
	Indicated	1,256	4.46	180
	Measured & Indicated	1,256	4.46	180
	Inferred	357	4.32	50
Thunder Creek	Measured	-	-	-
	Indicated	1,107	3.39	121
	Measured & Indicated	1,107	3.39	121
	Inferred	39	2.61	3
144 Gap	Measured	247	4.86	39
	Indicated	4,751	3.82	584
	Measured & Indicated	4,998	3.88	623
	Inferred	695	3.60	81
Total Timmins West Mine	Measured	247	4.86	39
	Indicated	7,114	3.87	885
	Measured & Indicated	7,361	3.90	923
	Inferred	1,091	3.80	133

(1)	Totals may not sum due to rounding.
(2)	This press release supersedes an earlier version which was disseminated with a data error in the reported gold ounces for 144 Gap in the Timmins West Mine Mineral Resources table.

Mineral resources for the Timmins West Mine as of January 1, 2018 were reported by subtracting mining depletion through the end of 2017 from an updated resource model completed on May 15, 2017. The Timmins West Mine mineral resources are reported as in situ resources using a gold cut-off grade of 1.5 g/t.

The mineral reserve estimate for the Timmins West Mine, as of January 1, 2018, is summarized below:

TIMMINS WEST MINE MINERAL RESERVES
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Proven	-	-	-
	Probable	984	3.59	114
	Proven + Probable	984	3.59	114
Thunder Creek	Proven	-	-	-
	Probable	466	2.89	43
	Proven + Probable	466	2.89	43
144 Gap	Proven	407	3.61	47
	Probable	4,605	3.03	449
	Proven + Probable	5,012	3.08	496
Total Timmins West Mine	Proven	407	3.61	47
	Probable	6,055	3.11	606
	Proven + Probable	6,462	3.15	654

(1)	Totals may not sum due to rounding.

Mineral reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the measured and indicated mineral resources using a gold price of $1,275/oz and a gold cut-off grade of 2.0 g/t. Mineral reserves are supported by a mine plan that features variable stope thicknesses designed on the updated mineral resource model using operating costs of $78.64/tonne ore with 95% mining recovery, external dilution of 15% and metallurgical recovery of 97%. Mineral resources are inclusive of mineral reserves.

Bell Creek Mine

The Bell Creek Mine is an underground gold mine and processing facility located in Hoyle Township, Porcupine Mining Division, approximately 20 kilometres by road northeast of Timmins, Ontario. Narrow vein longitudinal longhole stoping with unconsolidated rock fill is the primary mining method used at the Bell Creek Mine. The processing plant consists of a one-stage crushing circuit, ore storage dome, one-stage grinding circuit with gravity recovery, followed by pre-oxidation and cyanidation of the slurry with carbon-in-leach (CIL) and carbon-in-pulp (CIP) recovery.

The mineral resource estimate for the Bell Creek deposit, as of January 1, 2018, is summarized below:

BELL CREEK MINERAL RESOURCES
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured	1.2	4.43	167
Indicated	4.1	4.27	569
Measured & Indicated	5.3	4.31	736
Inferred	3.0	4.36	415

(1)	Totals may not sum due to rounding.

Mineral resources for the Bell Creek deposit as of January 1, 2018 were reported by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017. The Bell Creek mineral resources are reported as in situ resources using a gold cut-off grade of 2.2 g/t.

The mineral reserve estimate for the Bell Creek deposit, as of January 1, 2018, is summarized below:

BELL CREEK MINERAL RESERVES
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Proven	0.5	3.90	68
Probable	1.9	4.12	246
Proven & Probable	2.4	4.07	315

(1)	Totals may not sum due to rounding.

Mineral reserves were calculated by applying the life-of-mine plan as of January 1, 2018 to the measured and indicated mineral resources using a long-term gold price of $1,275/oz and reported at a gold cut-off grade of 2.3 g/t. Mineral reserves are supported by a mine plan that features variable stope thicknesses designed on the mineral resource model using operating costs of $87.42/tonne ore with 95% mining recovery, external dilution of 16% and metallurgical recovery of 94.5% . Mineral resources are inclusive of mineral reserves.

EXPLORATION AND DEVELOPMENT PROPERTIES

La Arena II

The La Arena II project is a porphyry-hosted copper and gold deposit located adjacent to, and east of, the La Arena oxide gold mine currently in production. The mineral resource estimate for the La Arena II project, effective January 1, 2018, is summarized below:

LA ARENA II MINERAL RESOURCES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Oxide	Measured	5.9	0.27	-	51	-
	Indicated	43.2	0.28	-	388	-
	Meas + Ind	49.1	0.28	-	440	-
	Inferred	41.3	0.26	-	349	-
Sulfide	Measured	149.7	0.25	0.39	1,214	1,279
	Indicated	543.5	0.23	0.38	3,984	4,511
	Meas + Ind	693.2	0.23	0.38	5,197	5,790
	Inferred	50.4	0.21	0.31	344	349

(1)	Totals may not sum due to rounding.

The La Arena II mineral resources are reported within an optimized undiscounted cash flow pit shell using metal prices of $4.00/lb copper and $1,500/oz gold and operating cost parameters developed for the La Arena II PEA. Oxide mineral resources are reported using a 0.10 g/t gold cut-off grade; sulfide mineral resources are reported using a 0.18% copper-equivalent cut-off grade. There are no mineral reserves reported for La Arena II.

The 2018 La Arena II PEA supersedes the 2015 feasibility study completed by Rio Alto. The prior study included probable mineral reserves of 63.1 million tonnes at average grades of 0.43% copper and 0.31 g/t gold containing 579 million pounds of copper and 633 thousand ounces of gold. There are no mineral reserves reported in the 2018 PEA as the scope of the project has changed significantly with a refined geologic model, an updated mineral resource estimate, increased mining and processing rates, modified processing scheme, and the use of alternative tailings disposal facilities. While a portion of the data generated for the 2015 feasibility study provides support for some of the assumptions incorporated into the 2018 PEA, much of the mining, processing, geotechnical, hydrological, social, and capital and operating cost parameters used in the 2015 study are no longer applicable to the project as envisioned in the 2018 PEA.

WHITNEY

The Whitney gold property is located in the township of Whitney, within the city limits of Timmins, Ontario. The property is held in joint venture by Tahoe (79%) and Goldcorp (21%), with Tahoe as operator. Gold mineralization at Whitney is broadly classified as mesothermal quartz-carbonate vein deposits within the Archean-age Abitibi Greenstone Belt.

The mineral resource estimate for Whitney, with an effective date of January 24, 2014, is summarized below:

WHITNEY MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured	1.0	7.02	218
Indicated	2.3	6.77	491
Measured + Indicated	3.2	6.85	709
Inferred	1.0	5.34	171

(1) Totals may not sum due to rounding.

The Whitney mineral resource estimate is reported using a gold cut-off grade of 3.0 g/t, which was derived using a gold price of $1,200/oz, operating costs of $96.75/tonne milled, mining dilution of 20% and process recovery of 95%. There are no mineral reserves reported for the Whitney property.

GOLD RIVER

The Gold River gold property is located approximately 20 kilometres southwest of the city of Timmins, Ontario. The Gold River deposit is situated in the western portion of the Archean-age Abitibi Greenstone Belt, hosted in metasedimentary rocks of the Porcupine assemblage. Mineralization generally occurs as steeply-dipping irregular lenses which vary from less than one metre to locally five metres in width.

The mineral resource estimate for the Gold River deposit, with an effective date of January 17, 2012, is summarized below:

GOLD RIVER MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	0.7	5.29	117
Inferred	5.3	6.06	1,028

The Gold River mineral resource estimate is reported using a gold cut-off grade of 2.0 g/t, which was derived using a gold price of $1,200/oz, operating costs of $82.00/tonne milled and process recovery of 85%. A minimum thickness of two metres was used to constrain the reported mineral resources There are no measured mineral resources or mineral reserves reported for the Gold River property.

JUBY

The Juby gold property is located approximately 15 kilometres southwest of the town of Gowganda, Ontario and about 100 kilometres southwest of the city of Timmins, Ontario in the Shining Tree area of northern Ontario. Gold mineralization is associated with discreet narrow quartz veins, quartz-carbonate-pyrite veins within broad zones of ankerite-albite-silica-sericite alteration, and feldspar (± quartz) porphyry dikes. Structural and stratigraphic contacts and rheological contrasts appear to be the primary controls of mineral emplacement.

The mineral resource estimate for the Juby deposit, with an effective date of February 24, 2014, is summarized below:

JUBY MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	26.6	1.28	1,090
Inferred	96.2	0.94	2,909

Mineral resources are reported as in situ resources using a gold cut-off grade of 0.40 g/t. There are no measured mineral resources or mineral reserves reported for the Juby property.

FENN-GIB

The Fenn-Gib gold property is located approximately 80 kilometres east of the city of Timmins, Ontario and 21 kilometres east of Matheson, Ontario. The property is situated in the southern portion of the Abitibi Subprovince and is underlain by metavolcanics and metasediments of the Hoyle Sedimentary Assemblage and Kidd-Munro Volcanic Assemblage. Gold mineralization is primarily associated with disseminated pyrite in syenites and basalts in proximity to the fault contact between the two assemblages.

The mineral resource estimate for the Fenn-Gib deposit, with an effective date of November 17, 2011, is summarized below:

FENN-GIB MINERAL RESOURCES
Resource Classification		Tonnes (M)	Gold (g/t)	Gold (koz)
Inside Pit Shell	Indicated	40.8	0.99	1,300
	Inferred	23.3	0.90	670
Below Pit	Indicated	0.04	1.89	2
	Inferred	1.2	1.90	80
All Material	Indicated	40.8	0.99	1,300
	Inferred	24.5	0.95	750

(1)	Totals may not sum due to rounding.

Nearly all of the indicated mineral resources and approximately 90% of inferred mineral resources are reported within a $1,190/oz gold pit shell using a gold cut-off grade of 0.50 g/t, operating costs of $13.00/tonne ore and process recovery of 85%. The remaining Indicated and inferred mineral resources which occur below the pit limits are reported using a gold cut-off grade of 1.5 g/t. There are no measured mineral resources or mineral reserves reported for the Fenn-Gib property.

MARLHILL

The Marlhill gold deposit is located within the Company’s Bell Creek Mine property in Hoyle Township, approximately 20 kilometres northeast of the city of Timmins, Ontario. The deposit is situated in the western part of the Archean-age Southern Abitibi Greenstone Belt and is hosted in metavolcanic and clastic metasedimentary rocks. Gold is hosted in quartz veins generally within magnesium-rich tholeiitic mafic metavolcanics.

The mineral resource estimate for the Marlhill deposit, with an effective date of March 1, 2011, is summarized below:

MARLHILL MINERAL RESOURCES (M1 VEIN)
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	0.4	4.52	57

Mineral resources are reported as in situ resources using a gold cut-off grade of 0.2.9 g/t and a minimum width of two metres. The cut-off grade was determined using a gold price of $1,125/oz, operating costs of C$100/tonne and metallurgical recovery of 90%. There are no measured or inferred mineral resources or mineral reserves reported for the Marlhill property.

VOGEL/SCHUMACHER

The Vogel/Schumacher gold property is located Hoyle Township, approximately 20 kilometres east of the city of Timmins, Ontario. The deposit is situated within the Western Abitibi Subprovince, hosted in Archean-age carbonate-altered greenschist facies metavolcanic and metasedimentary rocks. Gold mineralization occurs within zones of quartz veining associated with pyrite and ankerite-albite-sericite alteration. Mineralized zones vary from less than one metre to in excess of 20 metres.

The mineral resource estimate for the Vogel/Schumacher deposit, with an effective date of May 2, 2011, is summarized below:

VOGEL/SCHUMACHER MINERAL RESOURCES
Resource Classification		Tonnes (M)	Gold (g/t)	Gold (koz)
Inside Pit Shell	Indicated	2.2	1.75	125
	Inferred	0.7	1.43	32
Below Pit	Inferred	0.8	5.56	137
All Material	Indicated	2.2	1.75	125
	Inferred	1.5	3.60	169

(1)	Totals may not sum due to rounding.

Mineral resources labeled as ‘Inside Pit Shell’ are those resources which occur inside an optimized pit shell developed using a gold price of $1,150/oz, operating costs of $24.75/tonne and process recovery of 95%. ‘Inside Pit Shell’ mineral resources are reported at a gold cut-off grade of 0.63 g/t. Mineral resources which occur below the pit shell are reported using a gold cut-off grade of 2.9 g/t. There are no measured mineral resources or mineral reserves reported for the Vogel/Schumacher property.

CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES REGARDING RESOURCES AND RESERVES

The mineral resource and mineral reserve estimates contained in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of mineral resource and mineral reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this press release containing descriptions of the Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements related to the following: the price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; the expectation of meeting production targets; and the expected timing of releasing the La Arena II PEA on February 20, 2018.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins Mines; studies and development efforts on the La Arena II project; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the ability to resolve the protests and road blockages of the Escobal Mine; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and ability of the Company to resume operations in the event the suspension of the mining license to Minera San Rafael for the Escobal Mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal Mine, are renewed or re-issued and all roadblocks are resolved, and relationships with the Company’s partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; un-appealable judicial decisions; the uncertainty in the estimation of mineral resources and mineral reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation. For a more detailed discussion of risks relevant to the Company, see the Company’s Management Discussion & Analysis and Annual Information Form and Form 40-F, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.